# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DATAVAULT AI INC., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 10/23/2025
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, Ph.D., Scilex Holding Company, 960 San Antonio Rd, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 265,102,560; shared voting power 0; sole dispositive power 265,102,560; shared dispositive power 0; aggregate amount beneficially owned 265,102,560 (47.99% of the class)
  Comment: Note to Row 13: Percent of class beneficially owned is calculated based on 552,403,421 shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc. (the "Issuer") outstanding as of November 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DATAVAULT AI INC.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 1 ("Amendment No. 1) to Schedule 13D is being filed by Scilex Holding Company, a Delaware corporation ("SHC" or the "Reporting Person"), to amend the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on October 2, 2025 (the "Schedule 13D").

This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: For Item 2(a), see Schedule 13D filed on October 2, 2025.
Residence or business address: For Item 2(b), see Schedule 13D filed on October 2, 2025.
Present principal occupation or employment: For Item 2(c), see Schedule 13D filed on October 2, 2025.
Criminal convictions in the last five years: For Item 2 (d), see Schedule 13D filed on October 2, 2025.
Civil proceedings (securities laws) in the last five years: For Item 2(e), see Schedule 13D filed on October 2, 2025.
Citizenship: For Item 2(f), see Schedule 13D filed on October 2, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: For Item 3, see Schedule 13D filed on October 2, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

On November 24, 2025 Datavault obtained the Stockholder Approval for the transactions contemplated by the Datavault SPA. On November 25, 2025, the purchase and sale of the Pre-Funded Warrant pursuant to the Datavault SPA was completed (the "Additional Closing"). The Pre-Funded Warrant was purchased for an aggregate of approximately $141.9 million in Bitcoin ("BTC") (based on the spot exchange rate of BTC as of the date immediately prior to the Initial Datavault Closing Date, as determined pursuant to the terms of the Datavault SPA). On November 25, 2025, following the Additional Closing, Scilex exercised in full the Pre-Funded Warrant for an aggregate exercise price of approximately $26.4 thousand, paid in cash.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is deemed to be the beneficial owner of 265,102,560 shares of Common Stock held directly by the Reporting Person, representing approximately 47.99% of the issued and outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Schedule 13D for the Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 1's Exhibit 1, the Reporting Person has not effected transactions in the Common Stock since the date of the filing of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: For Item 6, see Schedule 13D filed on October 2, 2025.

## Signatures
- Scilex Holding Company: /s/ Henry Ji, Henry Ji, Ph.D., Chief Executive Officer and President (12/01/2025)